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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                                   8x8, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  282912 10 4
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  282912 10 4             SCHEDULE 13G        PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Deby Investments, Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                Channel Islands
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        521,300
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  521,300
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                521,300
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                3.48%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282912 10 4              SCHEDULE 13G        PAGE  3    OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Luzon Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             Channel Islands
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     140,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               140,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             140,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.93%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282912 10 4              SCHEDULE 13G        PAGE   4   OF  7    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Samuel Fang
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Brazil
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         338,191
    SHARE              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          661,300
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        338,191
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    661,300
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          999,491
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.66%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.             Name of and Address of Issuer:

                    8x8, Inc.
                    2445 Mission College Blvd.
                    Santa Clara, CA 95054

ITEMS 2(a)-(c).     Name, Address and Citizenship of Persons Filing:

     This Statement is filed by Samuel Fang, Deby Investments, Ltd. ("Deby") and Luzon Investments, Inc. ("Luzon"). Samuel Fang is the Managing Director for Deby and Luzon. The business address of Samuel Fang, Deby and Luzon is c/o General Electronics (H.K.) Ltd., 5th Floor, General Electronics Building, FSSTL 96, Sheung Shui, N.T., Hong Kong. Samuel Fang is a citizen of Brazil. Deby and Luzon are Channel Island corporations.

     Samuel Fang, Deby and Luzon are individually referred to herein as "Reporting Person" and collectively as the "Reporting Persons."

ITEMS 2(d) and (e). Title of Class of Securities and CUSIP Number:

                    Common Stock, CUSIP #282912 10 4

ITEM 3.             Not Applicable.

ITEM 4.             Ownership.

            Of the shares that are the subject matter of this filing 338,191 are owned solely by Samuel Fang; 521,300 shares are owned by Deby, for which Samuel Fang is the Managing Director; and 140,000 shares are owned by Luzon, for which Samuel Fang is the Managing Director.

                    (a) See Row 9 for the amount beneficially owned by each Reporting Person.
                    (b) See Row 11 for the percentage of class beneficially owned by each Reporting Person.
                    (c) See Rows 5-8 for the voting and disposition power of each Reporting Person.


ITEM 5.             Not Applicable.

ITEM 6.             Not Applicable.

ITEM 7.             Not Applicable.

ITEM 8.             Not Applicable


ITEM 9.             Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1998
       -----------------


                             Signature:    /s/  Samuel Fang
                                             ------------------------------

                             Name/Title:  Samuel Fang, individually, and on
                                          behalf of Deby Investments, Ltd., in
                                          his capacity as Managing Director
                                          thereof, and on behalf of Luzon
                                          Investments, Inc., in his capacity as
                                          Managing Director thereof.